UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

06051046

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Partners Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Kempner (212)483-7022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

SEC MAIL RECEIVED NOV 28 2006 WASH. D.C. 151 SECTION PROCESSING

PROCESSED
DEC 22 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas L. Kempner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Executive Officer

Title

Notary Public

MARIANNE C. LOZZO
Notary Public, State of New Jersey
My Commission Expires February 1?, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Loeb Partners Corporation
61 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of Loeb Partners Corporation (the "Company") as of September 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2006, in conformity with U.S. generally accepted accounting principles.

Todman & Co. CPAs, P.C.

New York, New York
November 16, 2006

LOEB PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$ 5,501,130
Receivable from brokers-dealers	7,195,536
Accrued interest and dividends	116,877
Accrued fee income	224,751
Commissions receivable	143,684
Securities owned:	
- at market value	35,745,499
- at fair value	8,527,365
Investments:	
- at market value	397,412
- at fair value	27,274
Investment in affiliate	428,926
Receivable from affiliates	90,472
Memberships in exchange, at cost (market value $215,000)	80,000
Property and equipment (net of accumulated depreciation of $1,257,952)	579,585
Other assets	489,144
Total assets	$ 59,547,655

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to brokers-dealers		$ 4,219,263
Securities sold, not yet purchased		
- at market value		5,655,477
- at fair value		1,340,393
Accounts payable and other accrued liabilities		872,960
Accrued compensation		760,733
Income taxes payable		209,845
Payable to affiliates		573,445
Deferred income taxes		879,675
Total liabilities		14,511,791
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value, Authorized: 10,000 shares Issued and outstanding: 3,600 shares	$ 36	
Additional paid-in capital	27,054,773	
Retained earnings	17,981,055	
Total stockholder's equity		45,035,864
Total liabilities and stockholder's equity		$ 59,547,655

The accompanying notes are an integral part of these financial statements.

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company's primary sources of revenue are its proprietary trading activity conducted through a joint trading account (joint account) with Loeb Arbitrage Fund, a related party, and the receipt of commissions from various sources.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Nature of Advisory Services

The Company, as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, is exempt from rule 206(4)-2(a) under the Investment Advisors Act of 1940.

(c) Security Valuations

Securities and investments traded on a national securities exchange or reported on NASDAQ are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price, except for short positions and call options written for which the last quoted asked price is used. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

Other securities and investments are valued at fair market, where possible, at a price between "bid" and "asked" prices determined by reference to publicly-available market information. In these circumstances the company attempts to use consistent and fair criteria. Investment in bank debts are generally marked-to-market, including unrealized gains and recognizing losses on the unfunded commitments to extend credit.

(d) Revenue Recognition

Securities transactions and commission revenues and related expenses are recorded on a trade date basis.

(e) Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	5 - 8 years

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

(e) Property and Equipment (Continued)

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

(f) Cash and Cash Equivalents

Cash and cash equivalents may include highly liquid debt instruments purchased with a maturity of three months or less.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

(h) Financial Instruments

Derivative financial instruments used for trading purposes include options and equity swap contracts, both domestic and foreign.

Fair values of options and swaps are recorded in securities owned or securities sold, not yet purchased, as appropriate.

In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivatives and Hedging Activities", the Company records its derivative activities at market value or, if market prices are not readily available, at fair value.

Unrealized gains or losses on equity swap contracts are recorded on the same basis as the underlying assets or liabilities that are marked-to-market and recorded currently in income as principal transactions.

(i) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is a wholly owned subsidiary of Loeb Holding Corporation and for federal corporate income tax purposes, files on a consolidated basis with its parent. Accordingly, the Company's federal income tax, if any, is due to or from the parent company.

Note 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consist of securities as follows:

	Owned	Sold, Not Yet Purchased
At market value:		
Obligations of U.S. government	$ 635,250	$ 872,133
State and municipal obligations	233,173	-
Corporate bonds, debentures and notes	6,727,616	1,204,058
Corporate stocks	25,025,213	3,305,028
Swaps contracts - index	1,649,029	246,275
Bank debts	850,567	-
Options and warrants	138,258	23,684
CFD's - index	70,038	-
Private equity, net	416,355	-
Futures	-	4,299
	$ 35,745,499	$ 5,655,477
At fair value:		
State and municipal	$ 38,696	$ -
Corporate bonds	264,383	676,014
Corporate stocks	4,420,858	149,733
Swap contracts – non index	3,413,021	475,856
CFD's – non index	390,407	38,790
	$ 8,527,365	$ 1,340,393

Note 3 - Commitments and Contingencies

(a) Litigation

The Company is subject to litigation incidental to its business. The Company believes, after consultation with counsel that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

(b) Lease Commitment

The Company leases office and storage space under two separate agreements expiring July 31, 2008. However, in June 2006, the Company renegotiated the lease for its New York City office space to expire December 31, 2013. The lease provided a three month rental abatement valued at approximately $150,000 effective September 2008. The future minimum annual rental payments (net of $234,634 rental abatement) under these leases are as follows:

Note 3 - Commitments and Contingencies (Continued)

(b) Lease Commitment (Continued)

Year Ending September 30	Amount
2007	$ 484,200
2008	607,396
2009	590,503
2010	647,602
2011	680,162
Thereafter	1,594,202
	$ 4,604,065

Rent expense (less amount charged to its parent company) for the year ended September 30, 2006 amounted to $304,490.

(c) Joint Account

Under the joint account agreement with Loeb Arbitrage Fund (A Limited Partnership) (see related party disclosures), the Company is jointly and severally liable to third parties for obligations of the joint account. The Company's participation in the joint account at September 30, 2006 is approximately 4.05%.

The Company makes commitments to extend credit through loan syndication transactions. Total commitments are not indicative of actual risk or funding requirements, as the commitments may not be drawn or fully utilized.

The following table summarizes the contract amounts relating to the joint account lending-related financial instruments as at September 30, 2006:

Off-balance-sheet lending-related financial instruments	
Unfunded commitments to extend credit - contract amount	$ 3,000,000
Unfunded commitments to extend credit - fair value	$ 162,093
Standby letters of credit	$ 162,093

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. Under the alternative method of capital computation pursuant to sub-paragraph (f), the Company had net capital of $25,659,267 at September 30, 2006. The minimum capital requirement for Loeb Partners Corporation was $500,000 and net capital in excess of the minimum was $25,159,267.

Note 5 - Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 205,959
State	50,000
Total	255,959

Note 5 - Income Taxes (Continued)

Deferred:	
Federal	$ 463,965
State	107,629
	571,594
Total	$ 827,553

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable in the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, using an approximate effective tax rate of 42% are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 109,845
Accrued compensation	268,512
Total deferred tax assets	378,357
Deferred tax liabilities:	
Investment income	1,186,116
Other	71,916
Total deferred tax liabilities	1,258,032
Net deferred tax liability	$ 879,675

The Company has state and city net operating loss carryforwards of approximately $2.0 million scheduled to expire in 2025.

Note 6 - Related Party Transactions

Related party transactions between the Company and its affiliates at and for the year ending September 30, 2006 are as follows:

	Receivable (Payable)	Administrative Charge	Commissions	Rent
Loeb Holding Corp. (Parent) (LHC)	$ (375,308)	$ 8,913	$ -	$ 89,955
Loeb Arbitrage Management, Inc. (LAM)	(188,169)	3,375,366	-	-
Loeb Offshore Management, LLC (LOM)	89,958	680,381	-	-
Loeb Partners Management, Inc. (LPM)	(9,967)	-	-	-
Metronome LPC 1, Inc. (METRONOME)	514	-	-	-

Note 6 - Related Party Transactions (Continued)

	Receivable (Payable)	Administrative Charge	Commissions	Rent
Loeb Arbitrage Fund (LAF)	-	-	2,248,061	-
Loeb Offshore Fund, Ltd. (LOF)	-	-	407,578	-
Loeb Marathon Fund, LP (LMF)	-	-	144,431	-
Loeb Marathon Offshore Fund, Ltd. (LMOF)	-	-	91,439	-

LAM is the general partner and investment advisor of LAF and operates a joint account. LOM is the investment advisor of LOF. The Company has represented to LAF, LOF, LMF, and LMOF (the "Funds") that it will charge brokerage commissions limited to the execution cost associated with the Funds' trading activity both directly or through the joint account. The Company has arrangements to charge LAM and LOM its respective share of certain administrative costs.

Note 7 – Investment in Affiliate

During the year ending September 30, 2006, the Company invested approximately $430,000 in Metronome LPC 1, Inc. ("Metronome"), a company which participates in and originates loans. The Company owns approximately 4% of the shares of Metronome with the balance of shares owned by LAF and LOF.

Investment in affiliate, totaling $428,926 at September 30, 2006, represents the Company's proportionate interest in the net assets of Metronome. Investment is initially recorded at cost, then reduced by distributions and increased or decreased by the Company's proportionate share of Metronome's net earnings or loss.

Note 8 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker-dealer, and requires customers to deposit additional collateral, or reduce positions, when necessary.

Securities sold, but not yet purchased are a part of the normal activities of the Company's proprietary trading in securities and are subject to off-balance-sheet market risk of loss should the Company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Note 8 - Financial Instruments With Off-Balance-Sheet Credit Risk (Continued)

The Company, through its interest in the joint account, enters into security transactions on global markets as well as domestic. Financial instruments traded on these markets include equities, fixed income, options, and equity swaps. Derivatives and non-derivative financial instruments are subject to similar risks including market and credit risks. Market risk is the potential for loss due to market forces including changes in interest rates, foreign exchange rates and equity or commodity prices. The use of derivatives provides economic means of hedging risk through the use of options, index options, futures and forwards.

Credit risk is the possibility that the counterparty in the transaction is not able to perform under the contract.

Futures contracts represent commitments to purchase or sell commodities of specified terms at specified future dates not exceeding one year. The unrealized gains or losses have been reflected in the accompanying financial statements. At September 30, 2006, the Company's commitment is as follows:

Description	Contractual Amounts	Fair Value	Unrealized Gains (Losses)	Expiration Dates	No. of Contracts
Future Contracts-Copper	$ 546,591	$ 550,890	$ (4,299)	Dec 2006	157
Total Commitments to Sell	$ 546,591	$ 550,890	$ (4,299)		

The contractual or notional amounts related to these contracts reflect the volume and activity and do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized market valuation gains (losses) on the contracts and will vary based on changes in market value. The loss represents the Company's pro rata share of the joint account.